

CANADIAN WESTERN BANK

03 JUN 13 7:21

June 6, 2003

82-4478

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 - 9
Washington DC 20549
USA



03022982

Dear Mr. Dudek:

Attached is the latest release from Canadian Western Bank, dated June 5, 2003, for filing as required by Rule 12g3-2(b), titled: "Canadian Western Bank Reports 2nd Quarter Earnings Growth of 38%; Strong Growth in Loans, Net Interest Income and Fee Income; Strong Credit Quality and Consistent Low Loan Losses; Semi-Annual Dividend Declared".

Yours truly,
CANADIAN WESTERN BANK

Darin R. Coutu, CA
Senior Assistant Vice-President
and Chief Accountant

DRC/wmf

dlw 6/24

2300, 10303 Jasper Avenue, Edmonton, AB T5J 3X6 ∘ Telephone: (780) 423-8888 ∘ Fax: (780) 423-8897 ∘ Website: www.cwbank.com



For Immediate Release: Thursday, June 5, 2003

CANADIAN WESTERN BANK REPORTS 2ND QUARTER EARNINGS GROWTH OF 38%; STRONG GROWTH IN LOANS, NET INTEREST INCOME AND FEE INCOME; STRONG CREDIT QUALITY AND CONSISTENT LOW LOAN LOSSES; SEMI-ANNUAL DIVIDEND DECLARED

Edmonton, June 5 – Canadian Western Bank (TSX:CWB) today announced strong financial results for the second quarter ended April 30, 2003.

Second Quarter Highlights (three months ended April 30, 2003 compared with three months ended April 30, 2002 unless otherwise noted):

- Net income was $8.9 million, compared with $6.4 million, an increase of 38%.
  Net income for the six months ended April 30, 2003 was $18.2 million, compared with $13.8 million, an increase of 32%.
- Diluted earnings per share were $0.63 ($0.70 basic), an increase of 34% from $0.47 ($0.51 basic).
- Net interest margin improved to 2.69% from 2.47%.
- Total revenues increased 24% to $32.1 million from $25.8 million.
  - Net interest income increased 26% to $26.0 million from $20.7 million.
  - Other income increased 20% to $6.2 million from $5.1 million.
- Credit quality remained strong and stable. The provision for credit losses was 25 basis points of average loans in the quarter and year-to-date, compared with 26 basis points for fiscal 2002.
- Loan growth remained strong. Loans increased 16% in the past twelve months and 7% since October 31, 2002 to total $3.48 billion at quarter end.
- The efficiency ratio, which leads the Canadian banking industry, improved to 47.8% from 54.5%.
- Total assets reached a new milestone, surpassing $4 billion, representing a doubling in asset size in just over five years.

The Board of Directors declared a semi-annual dividend of $0.23 per common share payable on July 4, 2003 to the shareholders of record as of June 19, 2003.

Larry Pollock, President and CEO, said that it is particularly gratifying that the results in the Bank's 60th consecutive profitable quarter approached the record levels achieved in the first quarter even though there were three fewer revenue earning days in the recent quarter. This substantial trend for earnings growth, he noted, principally reflects the Bank's consistently increasing loan portfolio combined with its long history of low loan losses and its strong and improving efficiency ratio.

He added that new loan opportunities continue to increase and that the outlook for the forseeable future remains excellent.

Growth and Efficiency
The Bank's long history of double digit annual loan growth has continued with an increase of 16% in the past twelve months and 7% since October 31, 2002. This growth combined with an improved net interest margin resulted in the second quarter net interest income increasing 26% over the same quarter last year and 21% year-to-date. The Bank's net interest margin improved to 2.69% from 2.47% in the second quarter last year and was 2.68% year-to-date compared to 2.52% last year. Margins have improved after being compressed in the first half of fiscal 2002 when interest rates reached record lows. Credit related fee income also showed strong improvement, with an increase of 32% over the same quarter last year and 34% year-to-date.

CWB's ability to grow in a cost effective manner allows it to translate asset growth into significantly increased earnings. This is reflected in CWB's industry leading efficiency ratio which improved to 47.8% in the quarter from 54.5% one year ago. Year-to-date the ratio improved to 46.9% from 51.5% last year.

Credit Quality
CWB also extended its long track record of low credit losses. The second quarter and year-to-date provision for credit losses was 25 basis points of average loans, which compares to 26 basis points for fiscal 2002 and an average of 28 basis points over the past ten years. This rate of loan loss provisioning continues to compare favourably to that of other Canadian banks. With respect to recent events concerning the bovine spongiform encephalopathy issue in western Canada, the Bank has very limited exposure to the agriculture sector, and therefore does not anticipate any significant impact on its operations.

Retail Banking Services
While the Bank remains focused on growing its mid-market commercial lending business in western Canada, it also sees tremendous opportunity to increase profitability by enhancing retail banking services through branch development, product advancements and targeted training. Branches in Vancouver, Grande Prairie and Red Deer are in the process of being relocated and significantly upgraded, with similar plans well underway in Winnipeg. CWB is also planning for its twenty-eighth branch which will be located in St. Albert, Alberta. These new, highly visible premises will offer a full range of products and services in CWB's welcoming *Think Western®* style. A good indicator of recent successes in the development of retail operations is the Bank's growth in average notice and demand deposit balances and retail service fees which increased 22% and 23%, respectively over the same quarter last year.

CWB was very pleased to recently announce the signing of an agreement with MBNA Canada Bank to offer *Think Western®* MasterCards® to both its business and personal clients. These credit cards fit well with the Bank's existing product offerings.

The development of corporate and personal trust services through Canadian Western Trust continues to be emphasized, with strong growth achieved in the first six months of fiscal 2003. Trust services fee income was up 26% over the second quarter last year and 24% year-to-date.

Recognition
Canadian Western Bank was recently cited in a poll of the Alberta business community, conducted by Alberta Venture Magazine, as one of Alberta's three most respected corporations in the category of corporate performance of public companies.

New Milestone
In addition to achieving strong financial results, the Bank also reached a new milestone in the second quarter, surpassing $4 billion in total assets. This milestone represents a doubling in asset size in just over five years. Even more impressive was that in those five years earnings growth outpaced asset growth, with net income before income taxes (not fully taxed until 2002) increasing more than threefold. This clearly demonstrates the Bank's ability to grow prudently, as costs were controlled and low credit losses were maintained.

Outlook
The Bank is optimistic about the ability to grow in its target markets. Acquisition opportunities, that may arise in the western Canadian marketplace from the consolidation or refocusing of business lines by banks and other financial institutions, also continue to be sought out. CWB's financial performance for the six months ended April 30, 2003 puts the Bank in a strong position to achieve its fiscal 2003 targets, which include net income growth of at least 15% (for additional information on performance targets please see the attached management's discussion and analysis).

Management's discussion and analysis of operations and financial condition (MD&A) for the quarter is included on the following pages. A more complete discussion of the Bank's business and strategies can be found in the MD&A section of its 2002 Annual Report. We also encourage you to visit the Bank's website (www.cwbank.com) for access to other quarterly information.

Q2 Conference Call
CWB conference call (listen only mode)
Thursday, June 5, 2003 at 4:30 pm ET (2:30 pm MT); 416-640-4127
Or toll-free 1-800-814-3911; broadcast live on the Bank's website, www.cwbank.com
The webcast will be archived on our website for 60 days.
A replay of the conference call is available until June 19, 2003 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 246828#.

About Canadian Western Bank
Canadian Western Bank offers highly personalized service through its 27 branch locations and is the largest publicly-traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see company web site at www.cwbank.com.

Canadian Banking Industry
Comparative performance indicators of the Canadian banking industry referred to in this press release are obtained from the published results of the other publicly-traded Schedule 1 banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements
From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by or on our behalf.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Jon W. Kieran, Investor Relations
Kieran & Co.
A member of Ciris International Group
Phone: (416) 368-8770
Email: jon@cirisint.com

If you would prefer to receive press releases via email please contact Wendy Funk (wendy.funk@cwbank.com).

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2003	 January 31 2003	 April 30 2002	Change from April 30 2002	For the six months ended April 30 2003	 April 30 2002	Change from April 30 2002
Results of Operations							
Net interest income (teb)	$ 25,953	$ 25,833	$ 20,677	26 %	$ 51,786	$ 42,671	21 %
Less teb adjustment	685	842	596	15 %	1,527	1,046	46 %
Net interest income per Consolidated Statement of Income	25,268	24,991	20,081	26 %	50,259	41,625	21 %
Total revenues (teb)	32,125	32,213	25,809	24 %	64,338	53,717	20 %
Net income	8,868	9,346	6,425	38 %	18,214	13,821	32 %
Return on common shareholders' equity	12.5%	13.2%	10.1%	240 bp[1]	12.9%	10.8%	210 bp[1]
Return on average total assets	0.92%	0.97%	0.77%	15 bp	0.94%	0.82%	12 bp
Earnings per common share							
Basic	$ 0.70	$ 0.74	$ 0.51	37 %	$ 1.43	$ 1.10	30 %
Diluted	0.63	0.67	0.47	34 %	1.30	1.00	30 %
Efficiency ratio (teb)	47.8%	46.0%	54.5%	(670) bp[2]	46.9%	51.5%	(460) bp[2]
Efficiency ratio	48.9%	47.3%	55.8%	(690) bp[2]	48.1%	52.5%	(440) bp[2]
Net interest margin (teb)	2.69%	2.68%	2.47%	22 bp	2.68%	2.52%	16 bp
Net interest margin	2.62%	2.60%	2.39%	23 bp	2.61%	2.46%	15 bp
Provision for credit losses as a percentage of average loans	0.25%	0.25%	0.26%	(1) bp[2]	0.25%	0.26%	(1) bp[2]
Per Common Share							
Dividends	$ 0.00	$ 0.23	$ 0.00	0 %	$ 0.23	$ 0.20	15 %
Book value	23.09	22.45	20.93	10 %	23.09	20.93	10 %
Closing market value	29.50	26.05	27.60	7 %	29.50	27.60	7 %
Common shares outstanding (thousands)	12,802	12,707	12,638	1 %	12,802	12,638	1 %
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ 4,067,246	$ 3,924,270	$ 3,553,615	14 %			
Loans	3,475,402	3,375,060	2,986,363	16 %			
Deposits	3,646,839	3,496,445	3,172,148	15 %			
Debentures	57,126	57,126	62,126	(8) %			
Shareholders' equity	295,611	285,222	264,527	12 %			
Assets under administration	1,407,665	1,203,226	1,035,156	36 %			
Capital Adequacy							
Tangible common equity to risk-weighted assets	8.7%	8.7%	9.1%	(40) bp			
Tier 1 ratio	8.7%	8.7%	9.1%	(40) bp			
Total ratio	11.1%	11.1%	12.0%	(90) bp			

(1) bp - Basis point change

(2) A decrease in the ratio reflects an improvement

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Effective Dated Clearing

An operational change was implemented in the first quarter of fiscal 2003 to record cheques and other items cleared on the last day of the month in individual customer accounts on the same date. Prior to this change, items cleared on the last day of the month did not affect individual customer accounts until the first day of the following month. The financial statement impact of the change is that Cash Resources no longer includes cheques and other items in transit and customer notice and demand deposit accounts have been reduced by the last day of the month clearing.

This management's discussion and analysis of operations and financial condition (MD&A) for the second quarter of fiscal 2003 should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2003, included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2002 included on pages 25 through 64 of the 2002 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2002 remain substantially unchanged.

OVERVIEW

The Bank continued to achieve strong financial results in the second quarter and has now produced positive earnings for 60 consecutive quarters. The second quarter net income of $8.9 million was up 38% over $6.4 million in the same quarter last year, while the year-to-date net income of $18.2 million was up 32% over $13.8 million in 2002. The significant increase in net income was the result of a number of positive factors, including continued strong loan growth, an improved net interest margin, increased fee income and improving efficiency.

Diluted earnings per share were $0.63 ($0.70 basic) in the second quarter, an increase of 34% over $0.47 ($0.51 basic) one year ago. Return on assets was 0.92% compared to 0.77% for the second quarter of 2002, while return on shareholders' equity was 12.5% compared to 10.1% for the same quarter last year.

Year-to-date diluted earnings per share were $1.30 ($1.43 basic), an increase of 30% over $1.00 ($1.10 basic) in the prior year. Return on assets was 0.94% compared to 0.82% in the prior year, while return on shareholders' equity was 12.9% compared 10.8% for the first six months of fiscal 2002.

The Bank's second quarter net income was down slightly from the record first quarter earnings of $9.3 million primarily due to three fewer days in the second quarter, which impacts net interest income, and expected increases in non-interest expenses.

NET INTEREST INCOME

Net interest income on a taxable equivalent basis (teb – see financial highlights for additional information) increased 26% in the second quarter to $26.0 million from $20.7 million in the same quarter last year, while the year-to-date growth was 21%. Contributing to the increase was continued strong loan generation, which was reflected in the 15% increase in average interest earning assets from the second quarter last year. Also contributing to the increase was the improvement in net interest margin to 2.69% this quarter from 2.47% in the second quarter last year. The year-to-date net interest margin improved to 2.68% from 2.52% last year. Margins have returned to more typical levels after being compressed in the first half of 2002 when interest rates reached record lows.

Net interest income for the second quarter was up slightly over the first quarter even though there were three fewer days in the quarter. The increase primarily resulted from the growth in loans, increased interest recovery on impaired loans and the 50 basis point increase in the prime rate which occurred in the quarter.

CREDIT QUALITY

Credit quality remained strong and stable. The second quarter provision for credit losses of 25 basis points of average loans was consistent with the first quarter and compared to 26 basis points for all of fiscal 2002. Net new specific provisions (i.e. excluding the increase in the general allowance for credit risk) for the six months ended April 30, 2003 represented 15 basis points of average loans on annualized basis, compared to 18 basis points for all of fiscal 2002. This level of provisioning continues to compare favourably to the Canadian banking industry.

Gross impaired loans were $23.2 million at quarter end, down from $35.1 million at October 31, 2002. The Bank's total allowance for credit losses (general and specific) of $32.0 million at quarter end exceeded gross impaired loans by $8.8 million, which compares to gross impaired loans exceeding the total allowance by $4.1 million at October 31, 2002. At April 30, 2003, $6.6 million of the total allowance was allocated to specific provisions, down from $7.2 million at October 31, 2002. The general allowance was $25.4 million, up from $23.8 million at October 31, 2002. Relative to risk-weighted assets, the general allowance was 75 basis points compared with 76 basis points at the end of fiscal 2002 and one year ago.

OTHER INCOME

Other income was $6.2 million in the second quarter, up 20% from $5.1 million in the same quarter last year. Year-to-date other income was $12.6 million, up 14% from $11.0 million in the prior year. Credit, retail and trust services fee income all showed strong improvement in the quarter, with increases over the same quarter last year of 23% to 32%. Year-to-date increases ranged from 22% to 34%. These increases were offset by decreases in gains on securities sales of $301,000 in the second quarter and $1.1 million year-to-date. The gains realized in the first six months of last year helped ease the impact

the compressed net interest margin was having on net income. As at April 30, 2003, unrealized gains in the securities portfolio totalled $2.1 million, compared to $3.2 million at October 31, 2002 and unrealized losses of $537,000 one year ago.

NON-INTEREST EXPENSES

Non-interest expenses increased 9% over the prior year in both the quarter and year-to-date, with approximately one third of the increase relating to accruals for incentive-based compensation made in light of strong year-to-date results. In contrast, no accruals were made in the same period last year. The remainder of the increase primarily related to annual salary adjustments and higher staffing levels that resulted from increased business activity at existing branches.

The Bank's efficiency ratio, which leads the Canadian banking industry, improved to 47.8% this quarter from 54.5% one year ago. The year-to-date efficiency ratio improved to 46.9% from 51.5% in the prior year.

Effective November 1, 2002, the Bank adopted the new provisions of Section 3870 "Stock-based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook. As encouraged by the standard, the estimated fair value of stock options granted to employees on or after November 1, 2002 has been recorded as additional salary expense with an offsetting credit to contributed surplus. The impact on salary expense was $49,000 in the second quarter and $76,000 year-to-date. The charges have had no measurable impact on earnings per share to date.

INCOME TAXES

The effective tax rate (teb) for fiscal 2003 is expected to be approximately 39%, which is consistent with fiscal 2002. Without the teb adjustment the tax rate is estimated to be 36.5%.

BALANCE SHEET

Total assets reached a new milestone in the second quarter, surpassing $4 billion. This milestone represents a doubling in asset size in just over five years. Total loan growth continued to be strong, as loans increased 7% to $3.48 billion at quarter end from $3.25 billion at October 31, 2002. Loan growth for the past twelve months was $489 million or 16%. Overall, branch and trust generated average deposits increased 12% in the past year, while the lower cost demand and notice component increased 22%. There are no intangible assets or goodwill recorded on the balance sheet.

Trust assets under administration, which are not recorded on the balance sheet, increased to $1.41 billion at April 30, 2003, up 36% from one year ago and 21% from October 31, 2002. Other items not recorded on the balance sheet are industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit) and financial instruments (primarily interest rate swaps) used to reduce interest rate risk. More detailed information on the nature of these financial instruments is provided in Notes 13(a) and 17 of the 2002 Annual Report and Note 3 of the interim financial statements for the second quarter ended April 30, 2003. The Bank has no special purpose entities.

CAPITAL FUNDS

Capital funds, consisting of shareholders' equity and subordinated debentures, reached $353 million at April 30, 2003, compared to $335 million at October 31, 2002 and $327 million one year ago. Retained earnings, net of dividends, and proceeds from the exercise of stock options accounted for the majority of the increases in capital funds. The increases over the prior year were partially offset by the redemption in fiscal 2002 of a conventional subordinated debenture at its face value of $5 million.

Book value at April 30, 2003 was $23.09 per share compared to $21.97 at October 31, 2002 and $20.93 one year ago. The capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, remained strong with a Tier 1 component of 8.7% and a total ratio of 11.1%. These ratios were unchanged from last quarter and compared to 9.1% and 12.0% one year ago. CWB's Tier 1 capital is of the highest quality, comprised entirely of common shareholders' equity. This capital structure positions the Bank well to pursue growth opportunities as they arise, as significant new growth can be financed by issuing Tier 2 capital only.

YEAR TO DATE PERFORMANCE COMPARED TO TARGETS

The performance targets established for this fiscal year are presented in the table below together with actual financial performance for the first six months of fiscal 2003 on an annualized basis. For the growth targets, performance for the six months year-to-date over the same period last year is also presented in the table below.

CWB's financial performance for the six months ended April 30, 2003 put the Bank in a strong position to achieve its targets for fiscal 2003.

	2003 Target	**2003 YTD Performance Annualized**	**2003 YTD versus 2002 YTD**
Net income growth	15% or greater	23%	32%
Total revenue (teb) growth	12-15%	13%	20%
Loan growth	12%	14%	16%
Credit losses			
Total provision for credit losses	0.25% or less	0.25%	
Net new specifics only		0.15%	
Efficiency ratio (teb)	50% or less	46.9%	
Return on assets	0.88% or greater	0.94%	

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2003	 January 31 2003	 April 30 2002	Change from April 30 2002	For the six months ended April 30 2003	 April 30 2002	Change from April 30 2002
Interest Income							
Loans	$ 53,587	$ 52,742	$ 45,223	18 %	$ 106,329	$ 93,161	14 %
Securities	2,473	2,883	2,276	9	5,356	5,469	(2)
Deposits with regulated financial institutions	1,205	795	789	53	2,000	1,803	11
	57,265	56,420	48,288	19	113,685	100,433	13
Interest Expense							
Deposits	31,181	30,587	27,261	14	61,768	56,865	9
Debentures	816	842	946	(14)	1,658	1,943	(15)
	31,997	31,429	28,207	13	63,426	58,808	8
Net Interest Income	25,268	24,991	20,081	26	50,259	41,625	21
Provision for credit losses	2,100	2,055	1,935	9	4,155	3,870	7
Net Interest Income after Provision for Credit Losses	23,168	22,936	18,146	28	46,104	37,755	22
Other Income							
Credit related	3,396	3,459	2,571	32	6,855	5,113	34
Retail services	1,129	1,143	917	23	2,272	1,857	22
Trust services	1,027	1,016	813	26	2,043	1,641	24
Foreign exchange gains	365	270	298	22	635	589	8
Other	255	492	533	(52)	747	1,846	(60)
	6,172	6,380	5,132	20	12,552	11,046	14
Net Interest and Other Income	29,340	29,316	23,278	26	58,656	48,801	20
Non-interest Expenses							
Salaries and employee benefits	9,406	9,094	8,308	13	18,500	16,274	14
Premises and equipment	2,741	2,689	2,690	2	5,430	5,412	0
Other expenses	2,783	2,644	2,697	3	5,427	5,244	3
Provincial capital taxes	429	398	372	15	827	731	13
	15,359	14,825	14,067	9	30,184	27,661	9
Net Income before Provision for Income Taxes	13,981	14,491	9,211	52	28,472	21,140	35
Provision for income taxes	5,113	5,145	2,786	84	10,258	7,319	40
Net Income	$ 8,868	$ 9,346	$ 6,425	38 %	$ 18,214	$ 13,821	32
Weighted average common shares outstanding	12,729,026	12,678,158	12,625,266	1 %	12,703,170	12,604,317	1 %
Earnings per Common Share							
Basic	$ 0.70	$ 0.74	$ 0.51	37 %	$ 1.43	$ 1.10	30 %
Diluted	$ 0.63	$ 0.67	$ 0.47	34 %	$ 1.30	$ 1.00	30 %

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)	As at April 30 2003	As at January 31 2003	As at October 31 2002	As at April 30 2002	Change from April 30 2002
Assets					
Cash Resources					
Cash	$ 2,523	$ 2,014	$ 1,928	$ 2,035	24 %
Deposits with regulated financial institutions	154,501	176,909	132,038	173,252	(11)
Cheques and other items in transit	-	-	53,911	25,039	(100)
	157,024	178,923	187,877	200,326	(22)
Securities					
Issued or guaranteed by Canada	213,612	167,842	174,409	142,081	50
Issued or guaranteed by a province or municipality	97,431	77,382	88,394	86,421	13
Other securities	78,262	79,471	82,816	90,374	(13)
	389,305	324,695	345,619	318,876	22
Loans (net of allowance for credit losses)					
Securities purchased under resale agreements	57,999	78,691	66,431	53,499	8
Residential mortgages	634,787	600,060	602,107	564,096	13
Other	2,782,616	2,696,309	2,580,209	2,368,768	17
	3,475,402	3,375,060	3,248,747	2,986,363	16
Other					
Land, buildings and equipment	13,246	13,729	13,749	14,803	(11)
Other assets	32,269	31,863	32,170	33,247	(3)
	45,515	45,592	45,919	48,050	(5)
Total Assets	$ 4,067,246	$ 3,924,270	$ 3,828,162	$ 3,553,615	14 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand	$ 115,329	$ 89,108	$ 115,783	$ 94,500	22 %
Payable after notice	445,205	408,823	438,231	419,711	6
Payable on a fixed date	3,086,305	2,998,514	2,875,057	2,657,937	16
	3,646,839	3,496,445	3,429,071	3,172,148	15
Other					
Cheques and other items in transit	10,203	21,329	-	-	100
Other liabilities	57,467	64,148	63,878	54,814	5
	67,670	85,477	63,878	54,814	23
Subordinated Debentures					
Conventional	3,126	3,126	3,126	8,126	(62)
Convertible	54,000	54,000	54,000	54,000	0
	57,126	57,126	57,126	62,126	(8)
Shareholders' Equity					
Capital stock	147,352	145,880	145,203	144,904	2
Contributed surplus	76	27	-	-	100
Retained earnings	148,183	139,315	132,884	119,623	24
	295,611	285,222	278,087	264,527	12
Total Liabilities and Shareholders' Equity	$ 4,067,246	$ 3,924,270	$ 3,828,162	$ 3,553,615	14 %

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)		For the six months ended	
($ thousands)		April 30, 2003	April 30, 2002
Capital Stock			
Balance at beginning of period		$ 145,203	$ 143,942
Issued on exercise of employee stock options		2,149	962
Balance at end of period		147,352	144,904
Contributed Surplus			
Balance at beginning of period		-	-
Amortization of fair value of employee stock options	(Note 2)	76	-
Balance at end of period		76	-
Retained Earnings			
Balance at beginning of period		132,884	108,320
Net income for the period		18,214	13,821
Dividends		(2,915)	(2,518)
Balance at end of period		148,183	119,623
Total Shareholders' Equity		$ 295,611	$ 264,527

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended April 30 2003	April 30 2002	For the six months ended April 30 2003	April 30 2002
Cash Flows from Operating Activities				
Net income	$ 8,868	$ 6,425	$ 18,214	$ 13,821
Adjustments to determine net cash flows				
Provision for credit losses	2,100	1,935	4,155	3,870
Depreciation and amortization	758	781	1,513	1,566
Future income taxes, net	(745)	37	(616)	737
Gain on sale of securities, net	(247)	(548)	(736)	(1,848)
Accrued interest receivable and payable, net	(9,537)	(11,534)	(2,338)	(7,854)
Current income taxes payable, net	1,206	(1,326)	(3,307)	(11,117)
Cheques in transit	(11,126)	-	10,203	-
Other items, net	1,684	567	(528)	(1,120)
	(7,039)	(3,663)	26,560	(1,945)
Cash Flows from Financing Activities				
Deposits, net	150,394	112,200	217,768	129,841
Common shares issued	1,472	293	2,149	962
Dividends	-	-	(2,915)	(2,518)
Debenture redemption	-	(5,000)	-	(5,000)
	151,866	107,493	217,002	123,285
Cash Flows from Investing Activities				
Loans, net	(102,442)	(43,502)	(230,810)	(103,593)
Interest bearing deposits with regulated financial institutions, net	20,302	(31,992)	(28,143)	32,832
Securities, purchases	(319,650)	(315,731)	(504,510)	(615,082)
Securities, sale proceeds	19,384	74,469	63,746	156,585
Securities, maturities	236,257	177,396	398,168	408,699
Land, buildings and equipment, net	(275)	(79)	(1,010)	(431)
	(146,424)	(139,439)	(302,559)	(120,990)
(Decrease) Increase in Cash and Cash Equivalents	(1,597)	(35,609)	(58,997)	350
Cash and Cash Equivalents at Beginning of Period	4,120	79,411	61,520	43,452
Cash and Cash Equivalents at End of Period *	$ 2,523	$ 43,802	$ 2,523	$ 43,802
*** Represented by:**				
Cash resources per Consolidated Balance Sheet	$ 157,024	$ 200,326	$ 157,024	$ 200,326
Less interest bearing deposits with regulated financial institutions	154,501	156,524	154,501	156,524
Cash and Cash Equivalents at End of Period	$ 2,523	$ 43,802	$ 2,523	$ 43,802
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ 41,195	$ 40,262	$ 65,936	$ 69,243
Amount of income taxes paid in the period	4,633	3,530	$ 14,291	$ 17,165

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation
These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002 as set out on pages 46 to 64 of the Bank's 2002 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2002, except as explained in Note 2 below.

2. Change in Accounting Policy – Stock-based Compensation
Effective November 1, 2002, the Bank adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) accounting standard on stock-based compensation. As encouraged by the standard, the fair value based method has been adopted to account for stock options granted to employees on or after November 1, 2002. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. When options granted on or after November 1, 2002 are exercised, the proceeds received and the applicable amount in contributed surplus will be credited to capital stock. In accordance with GAAP, no expense is recognized for options granted prior to November 1, 2002. When these options are exercised, the proceeds received are credited to capital stock.

In the first two quarters of 2003, salary expense of $76 has been recognized relating to the estimated fair value of options granted in the period. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.3%, (ii) expected option life of 4.0 years, (iii) expected volatility of 22%, and (iv) expected dividends of 1.8%. The weighted average fair value of options granted was estimated at $4.74 per share.

3. Guarantees
Effective for the quarter ended April 30, 2003, the Bank adopted the requirement of a new CICA accounting guideline that expands the definition of a guarantee and requires additional disclosure in respect of guarantees. Under the new guideline, a guarantee is defined as a contract that contingently requires the guarantor to make payments to a third party based on i) changes in an underlying economic characteristic that is related to an asset, liability or equity security of the guaranteed party, ii) failure of another party to perform under an obligating agreement, or iii) failure of another third party to pay indebtedness when due.

Significant guarantees provided to third parties include guarantees and standby letters of credit (as discussed in note 13(a) of the Bank's consolidated financial statements for the year ended October 31, 2002 on page 59 of the 2002 Annual Report) which represent the Bank's obligation to make payments to third parties when a customer is unable to make required payments or meet other contractual obligations. These instruments carry the same credit risk, recourse and collateral security requirements as loans extended to customers and generally have a term that does not exceed one year. The balance outstanding under guarantees and standby letters of credit at April 30, 2003 was $57,753.

In the ordinary course of business, the Bank enters into contractual arrangements under which the Bank may agree to indemnify the other party. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. A maximum potential liability cannot be identified as the terms of these arrangements vary and generally no pre-determined amounts or limits are identified. The likelihood of occurrence of contingent events that would trigger payment under these arrangements is either remote or difficult to predict and in the past payments under these arrangements have been insignificant.

No amounts are reflected in the interim consolidated financial statements related to these guarantees and indemnifications.

4. Outstanding Share Data

		Employee Stock Options		
	Common Shares Outstanding	Number		Weighted Average Exercise Price
October 31, 2002	12,659,372	1,129,815	$	19.28
Options				
Granted	-	109,735		26.34
Exercised	142,513	(142,513)		15.08
Forfeited	-	(7,700)		26.32
April 30, 2003	12,801,885	1,089,337	$	20.49
Exercisable at April 30, 2003		648,771	$	16.44

As at May 31, 2003 the Bank had 12,841,166 common shares outstanding. In addition, there were two outstanding debentures with a combined principal amount of $53,995 that are convertible into a total of 1,799,181 common shares and employee stock options that have been issued which are or will be exercisable into 1,050,219 common shares (1,091,218 authorized) for proceeds of $21,761.

5. Comparative Figures
Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 600, 530 8th Avenue SW
Calgary, AB T2P 3S8
Telephone: (800)-564-6253
Fax: (403) 267-6529

Investor Relations
For further financial information contact:

Office of the Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8865
Fax: (780) 423-8899

Jon W. Kieran
Kieran & Co.
A member of Ciris International Group
Telephone: (416) 368-8770
Fax: (416) 368-5122

or visit our website at www.cwbank.com/investor_info.

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com/investor_info

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast took place on Thursday, June 5, 2003 at 2:30 pm MT. The webcast will be archived on our website at www.cwbank.com/investor_info for sixty days. A replay of the conference call is available until June 19, 2003 by dialing toll-free (877) 289-8525 and entering passcode 246828#.